============================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 53)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Filing
                                   Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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



                                  SCHEDULE TO

            This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

            Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            On September 13, 2001, Mr. Rogel telephoned Mr. McDougall to reiterate Weyerhaeuser's desire to begin prompt negotiations with Willamette. Mr. Rogel stated that he believed Weyerhaeuser's current $50 offer represented a fair price for Willamette, particularly in light of weakening economic conditions. He stated that nevertheless Weyerhaeuser was willing to negotiate a price higher than $50 if Willamette would engage in meaningful discussions with Weyerhaeuser. He stated, however, that Weyerhaeuser was not willing to increase its price prior to such discussions. Mr. Rogel stated that he believed Willamette shareholders would receive better value from a transaction negotiated now than at some time in the future. Mr. McDougall replied that Willamette was not willing to begin negotiations unless Weyerhaeuser first offered a price that Willamette would regard as reasonable. Mr. McDougall did not state what price that would be.


ITEM 11.    ADDITIONAL INFORMATION.

            On September 14, 2001, Weyerhaeuser extended the Offer until 12:00 midnight New York City time on Wednesday, October 17, 2001. The text of a press release issued by Weyerhaeuser on September 14, 2001, announcing the extension of the Offer is filed as Exhibit (a)(5)(CCC) hereto.


ITEM 12.    EXHIBITS.

(a)(5)(CCC) Press release dated September 14, 2001, issued by Weyerhaeuser
            Company.

                                  SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                              by
                                                -----------------------------
                                                  /s/ STEVEN R. ROGEL

                                                    Name:  Steven R. Rogel
                                                    Title: President


                                        WEYERHAEUSER COMPANY,

                                              by
                                                -----------------------------
                                                  /s/ STEVEN R. ROGEL

                                                    Name:  Steven R. Rogel
                                                    Title: President and Chief
                                                           Executive Officer


           Dated: September 17, 2001

                                 Exhibit Index



Exhibit                         Description
-------                         -----------

(a)(5)(CCC) Press release dated September 14, 2001, issued by Weyerhaeuser Company.

                                                           Exhibit (a)(5)(CCC)



NEWS RELEASE                                       [Weyerhaeuser Company logo]

For Immediate Release

              WEYERHAEUSER TENDER OFFER FOR WILLAMETTE INDUSTRIES
                         EXTENDED TO OCTOBER 17, 2001

FEDERAL WAY, Wash., September 14, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it has extended its $50 per share cash tender offer for all of the outstanding common stock of Willamette Industries, Inc. (NYSE: WLL) until midnight, New York City time, on October 17, 2001.

As of 5:00 p.m., New York City time, on September 10, 2001, Willamette shareholders had tendered and not withdrawn approximately 32.7 million shares pursuant to Weyerhaeuser's tender offer.


IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, October 17, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

  ANALYSTS                                                   MEDIA
  Kathryn McAuley        Joele Frank / Jeremy Zweig          Bruce Amundson
  Weyerhaeuser           Joele Frank, Wilkinson              Weyerhaeuser
  (253) 924-2058         Brimmer Katcher                     (253) 924-3047
                         (212) 355-4449